February 15, 2019

Jon McKenzie
Chief Executive Officer
Elite Performance Holding Corp.
7687 Charleston Way
Port St. Lucie, FL 34986

       Re: Elite Performance Holding Corp.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed February 13, 2019
           File No. 333-227650

Dear Mr. McKenzie :

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2019 letter.

Form S-1/A filed February 13, 2019

General

1. We note your response to comment 1 that "the Company intends to expense any remaining uncollected note receivable balances in Q4 2018 as of the date the initial SEC filing occurred in order to be in compliance with Section 13(k)." Given that your amendment is filed after December 31, 2018, please advise us whether you have currently expensed the remaining uncollected note receivable balance from the $30,000 note to
       Gifted Nutrition International. Please state, if true, that you have written off the loan with
       Gifted Nutrition International.
 Jon McKenzie
Elite Performance Holding Corp.
February 15, 2019
Page 2
Principal and Selling Stockholders, page 72

2. We note your response to comment 6. Your revised disclosure does not provide the information required by Item 507 of Regulation S-K. You need to indicate the amount of securities to be offered for the selling stockholder's account along with the amount of securities and percentage of class to be owned by the selling stockholders after completion of the offering. Please revise as appropriate.
Financial Statements and Supplementary Data, page II-1

3. Please amend to include audited financial statements for the year ended December 31,
       2018 pursuant to Rule 8-08 of Regulation S-X and revise your disclosures throughout the filing to reflect your latest financial information. Please also provide a current auditors'
       consent for each audit report included in the amended filing.
Recent Sales of Unregistered Securities, page II-52

4. We note your response to comment 8. Please disclose the exemption relied upon and the facts relied upon to make the exemption available for each issuance. Refer to Item 701(d)
       of Regulation S-K.
       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact David Link at (202) 551-3356 or James Lopez at (202) 551-3536 with any other questions.



                                                             Sincerely,

FirstName LastNameJon McKenzie                               Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany NameElite Performance Holding Corp.
                                                             Mining
February 15, 2019 Page 2
cc:       Matheau J. W. Stout
FirstName LastName